Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income before income taxes	$222	$6
Less: Capitalized interest	(2)	(3)
Add:
Fixed charges	57	61
Amortization of capitalized interest	1	1
Adjusted earnings	$278	$65
Fixed charges:
Interest expense	$33	$36
Amortization of debt costs	1	2
Rent expense representative of interest	23	23
Total fixed charges	$57	$61
Ratio of earnings to fixed charges	4.88	1.07